FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                21 September 2007


                               File no. 0-17630


                       2007 Interim Scrip Dividend



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: 2007 Interim Scrip Dividend

                            CRH plc (the "Company")


21st September 2007


Letter to shareholders and scrip entitlement form regarding the Company's Scrip Dividend Offer in respect of the 2007 interim dividend of 20.0 cent per share to be paid on 2nd November 2007:



Copies of the above documents have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:


Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel no. + 353 1 6778808


Document Viewing Facility
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. + 44 20 7066 1000


(Documents will usually be available for inspection within six normal business hours of this notice being given).



Enquiries:



Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344 340


                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 21 September 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director